Exhibit 99.1

FOR IMMEDIATE RELEASE
December 21, 2005

FOR MORE INFORMATION CONTACT:
Media: Patricia Cameron 318.388.9674
patricia.cameron@centurytel.com
Investors: Tony Davis 318.388.9525
tony.davis@centurytel.com

CenturyTel announces completion of Accelerated Share Repurchase program

MONROE, La. … CenturyTel, Inc. (NYSE: CTL) has completed its previously announced accelerated share repurchase program.

On May 31, 2005, CenturyTel entered into accelerated share repurchase agreements with three investment banks under which it repurchased and retired approximately 12.9 million shares of its outstanding common stock, at an average initial price of $32.34 per share. On December 16, 2005, the investment banks completed their repurchase of an equivalent number of shares in the open market and on December 21, 2005, CenturyTel made a cash settlement payment of approximately $21.0 million to the investment banks to complete the program.

With the completion of this program, CenturyTel may now repurchase additional common stock under its $200 million repurchase program announced in February 2005. As of the date of this release, CenturyTel retains authority under this program to purchase approximately $86 million of its shares through February 28, 2006.

CenturyTel (NYSE: CTL) delivers advanced communications with a personal touch. The Company, included in the S&P 500 Index, is a leading provider of consumer and business communications solutions in rural areas and small to mid-size cities in 26 states. Visit CenturyTel at www.centurytel.com.